Filed Pursuant to Rule 424(b)(3) & (c)
Registration Number 333-128243

PROSPECTUS SUPPLEMENT NO. 5
TO
PROSPECTUS DATED NOVEMBER 22, 2005

MODTECH HOLDINGS, INC.

This prospectus supplement updates and changes certain information in the accompanying prospectus which relates to an aggregate of 7,857,452 shares of the common stock of Modtech Holdings, Inc. that may be offered by the persons named in the prospectus under the caption "Selling Stockholders." This prospectus supplement is in addition to, and not in lieu of, the prospectus dated November 22, 2005 and should be read in conjunction with that prospectus.

This prospectus supplement is qualified in its entirety by the accompanying prospectus, except to the extent that the information herein modifies or supersedes the information contained in the prospectus. To the extent there is a conflict between the contents of this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference therein, the information in this prospectus supplement shall control.

Our common stock currently trades on the Nasdaq National Market under the symbol "MODT." As of August 24, 2006, the closing trading price of our common stock was $5.40 per share.

Carefully consider "Risk Factors" beginning on page 3 of the accompanying prospectus before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the prospectus and this prospectus supplement. Any representation to the contrary is a criminal offense.

The Date of this Prospectus Supplement is August 25, 2006

Financial and Other Information

The information set forth in the prospectus is supplemented with our attached Quarterly Report on Form 10-Q for the period ended June 30, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2006

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from N/A to N/A

Commission File Number 000 - 25161

MODTECH HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	33 - 0825386
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2830 Barrett Avenue, Perris, CA	92571
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number (951) 943-4014

Indicate by check mark, whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes   ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated file” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐  Accelerated filer   ☐  Non-accelerated filer   ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐  No   ☒

As of August 9, 2006 there were 19,018,855 of the Registrant’s Common Stock outstanding.

Modtech Holdings, Inc.
Index to Form 10-Q

		Page #
PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)	3

	Condensed Consolidated Balance Sheets As of June 30, 2006 and December 31, 2005	4

	Condensed Consolidated Statements of Operations For the Three and Six Months Ended June 30, 2006 and 2005	5

	Condensed Consolidated Statements of Cash Flows For the Six Months Ended June 30, 2006 and 2005	6

	Notes to Unaudited Interim Condensed Consolidated Financial Statements	7-12

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	13-18

Item 3.	Quantitative and Qualitative Disclosures about Market Risk	18-19

Item 4.	Controls and Procedures	19-20

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings	21

Item 1A.	Risk Factors	21

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds	21

Item 3.	Defaults upon Senior Securities	21

Item 4.	Submission of Matters to a Vote of Security Holders	21

Item 5.	Other Information	21

Item 6.	Exhibits	22-24

Signatures		25

MODTECH HOLDINGS, INC.

FORM 10-Q

FOR THE QUARTER ENDED JUNE 30, 2006

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

The condensed consolidated financial statements included herein have been prepared by Modtech Holdings, Inc. and subsidiaries (“Modtech”, “we”, “our”, or the “Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information normally included in consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America has been omitted pursuant to such rules and regulations. However, we believe that the condensed consolidated financial statements, including the disclosures herein, are adequate to make the information presented not misleading. The results of operations for the three and six months ended June 30, 2006 and 2005 are not necessarily indicative of the results to be expected for the full fiscal years. The condensed consolidated financial statements should be read in conjunction with our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission.

MODTECH HOLDINGS INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(Unaudited)

	June 30,	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$182,000	$3,263,000
Restricted cash - current portion	5,000,000	11,452,000
Contracts receivable, less allowance for contract adjustments of $616,000 in both 2006 and 2005	32,687,000	40,687,000
Costs and estimated earnings in excess of billings on contracts	21,217,000	16,050,000
Inventories	7,810,000	12,047,000
Prepaid assets	762,000	960,000
Income tax receivable	8,000	6,000
Other current assets	3,069,000	1,373,000

Total current assets	70,735,000	85,838,000

Property and equipment, net	14,829,000	14,518,000
Restricted cash	-	5,000,000
Goodwill	71,903,000	71,903,000
Covenants not to compete, net	-	4,000
Debt issuance costs, net	1,914,000	3,993,000
Other assets	537,000	577,000

Total assets	$159,918,000	$181,833,000

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$25,065,000	$25,687,000
Accrued liabilities	15,077,000	28,498,000
Billings in excess of costs and estimated earnings on contracts	4,476,000	3,809,000
Current revolving credit line	-	4,819,000
Current maturities of long-term debt, net	17,244,000	19,831,000

Total current liabilities	61,862,000	82,644,000

Long-term debt, net, excluding current portion	-	14,628,000

Total liabilities	61,862,000	97,272,000
Shareholders’ equity:
Common stock, $.01 par value. Authorized 55,000,000 shares; issued and
outstanding 18,665,044 and 17,062,219 in 2006 and 2005, respectively	187,000	170,000
Additional paid-in capital	114,316,000	96,640,000
Accumulated deficit	(16,447,000)	(12,249,000)

Total shareholders’ equity	98,056,000	84,561,000

Total liabilities and shareholders’ equity	$159,918,000	$181,833,000

See notes to unaudited condensed consolidated financial statements.

MODTECH HOLDINGS INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005

Net sales	$44,307,000	$58,297,000	$81,211,000	$108,835,000
Cost of goods sold	41,439,000	52,216,000	76,056,000	100,432,000

Gross profit	2,868,000	6,081,000	5,155,000	8,403,000

Selling, general and administrative expenses	3,556,000	3,548,000	6,854,000	7,440,000
Gain on sale of property and equipment	-	(58,000)	-	(63,000)

(Loss) income from operations	(688,000)	2,591,000	(1,699,000)	1,026,000

Other (expense) income:
Interest expense	(536,000)	(2,713,000)	(1,665,000)	(3,854,000)
Interest income	133,000	-	239,000	3,000
Gain on warrant and embedded derivatives	3,741,000	3,155,000	4,478,000	2,103,000
Amortization of debt costs	(143,000)	(293,000)	(2,511,000)	(462,000)
Accretion on convertible debt discount	(1,110,000)	(262,000)	(1,380,000)	(524,000)
Early debt conversion fee	(1,864,000)	-	(1,864,000)	-
Other income, net	170,000	178,000	204,000	232,000

	391,000	65,000	(2,499,000)	(2,502,000)

Income (loss) before income taxes	(297,000)	2,656,000	(4,198,000)	(1,476,000)
Income tax expense (benefit)	-	-	-	-

Net income (loss)	$(297,000)	$2,656,000	$(4,198,000)	$(1,476,000)

Basic earnings (loss) per common share	$(0.02)	$0.18	$(0.24)	$(0.10)

Basic weighted-average shares outstanding	18,079,000	14,828,000	17,571,000	14,747,000

Diluted earnings (loss) per common share	$(0.02)	$0.18	$(0.24)	$(0.10)

Diluted weighted-average shares outstanding	18,079,000	14,849,000	17,571,000	14,747,000

See notes to unaudited condensed consolidated financial statements.

MODTECH HOLDINGS INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended
	2006	2005
Cash flows from operating activities:
Net loss	$(4,198,000)	$(1,476,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,331,000	1,324,000
Write-off of debt issuance costs	2,058,000	-
Gain on sale of equipment	-	(63,000)
Stock compensation expense	376,000	-
Gain on derivative liability	(4,478,000)	(2,103,000)
Accretion on convertible debt discount	1,380,000	524,000
Early debt conversion fees settled with shares of common stock	1,864,000	-
Decrease (increase) in assets:
Contracts receivable	8,000,000	(4,322,000)
Costs and estimated earnings in excess of billings	(5,167,000)	(9,242,000)
Inventories	4,237,000	2,678,000
Other current and non-current assets	(1,460,000)	778,000
(Decrease) increase in liabilities:
Accounts payable and accrued liabilities	(5,676,000)	3,589,000
Billings in excess of costs	667,000	(403,000)

Net cash used in operating activities	(1,066,000)	(8,716,000)
Cash flows from investing activities:
Purchase of property and equipment	(1,185,000)	(720,000)
Proceeds from sale of equipment	-	104,000

Net cash used in investing activities	(1,185,000)	(616,000)

Cash flows from financing activities:
Net principal payments under revolving credit line	(4,819,000)	(14,152,000)
Principal payments on long-term debt	(12,895,000)	(5,000,000)
Proceeds from issuance of long-term debt	-	27,898,000
Decrease (increase) in restricted cash	11,452,000	(6,898,000)
Payment of debt issuance costs	(432,000)	(2,473,000)
Net proceeds from issuance of common stock	5,864,000	2,616,000

Net cash (used in) provided by financing activities	(830,000)	1,991,000

Net decrease in cash and cash equivalents	(3,081,000)	(7,341,000)
Cash and cash equivalents at beginning of period	3,263,000	11,799,000

Cash and cash equivalents at end of period	$182,000	$4,458,000

Non-cash financing activity:
Issuance of common stock in connection with the conversion of debt	$5,700,000	$-

See notes to unaudited condensed consolidated financial statements

MODTECH HOLDINGS, INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2006

1)  Basis of Presentation

In the opinion of management, the condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position and results of operations as of and for the periods presented.

The results of operations for the three and six months ended June 30, 2006 and 2005 are not necessarily indicative of the results to be expected for the full fiscal years.

2)  Inventories

Inventories consist of the following:

	June 30,	December 31,
	2006	2005
Raw materials	$6,469,000	$9,211,000
Work-in-process	925,000	2,630,000
Finished goods	416,000	206,000

	$7,810,000	$12,047,000
3)  Restricted Cash

Restricted cash as of June 30, 2006 consists of $5.0 million in cash collateral required under our $25.9 million Senior Subordinated Secured Convertible Note originally issued in 2004 (the “Convertible Note”) and is included in current assets as the related Convertible Note is recorded as a current liability.

4)  Accrued Liabilities

Accrued liabilities consist of the following:
	June 30,	December 31,
	2006	2005
Accrued compensation	$2,330,000	$2,634,000
Accrued insurance expense	3,688,000	3,688,000
Provision for estimated losses on contracts	694,000	3,790,000
Embedded derivative liability	3,103,000	7,849,000
Warrant derivative liability	2,576,000	6,192,000
Accrued warranty	929,000	930,000
Other accrued liabilties	1,757,000	3,415,000

	$15,077,000	$28,498,000

5)  Debt

Credit Facility

On March 31, 2006, we entered into a Loan and Security Agreement (the “B of A Credit Facility”) with Bank of America, N.A., and completed an additional amendment to our Convertible Note. The B of A Credit Facility was funded and closed on April 4, 2006.

In connection with the B of A Credit Facility, we terminated our credit facility with Fortress Credit Corp. We paid off all amounts borrowed and due under the Fortress credit facility, which aggregated approximately $19.4 million, including approximately $0.3 million in accrued interest. There were no early termination penalties incurred by us in connection with the termination of the Fortress credit facility. Due to the replacement of the Fortress credit facility, approximately $2.1 million of unamortized debt issuance costs was written off and charged to expense for the quarter ended March 31, 2006.

The B of A Credit Facility provides for revolving credit loans of up to a maximum principal amount of $25.0 million (the “Revolver Loans”) and a letter of credit subline in the maximum amount of $12.0 million. As of June 30, 2006 no amounts are outstanding under the Revolver Loans and $7.2 million of the letter of credit subline is allocated for standby letters of credit. The Revolver Loans will bear interest per annum, payable monthly, at a variable rate equal to Bank of America’s announced prime rate, plus up to 0.75%. Under certain circumstances, we may elect a LIBOR rate plus 2.0% to 3.0%, in which case, interest will be payable in one, two, three or six month periods selected by us. The variable rates, plus an unused credit line fee of between 0.250% to 0.375% per annum, will depend on our quarterly EBITDA (“Earnings Before Interest Taxes Depreciation and Amortization”) measured on a trailing 12 month basis.

The principal amount of the Revolver Loans is due and payable in full on March 31, 2009. The Revolver Loans may be prepaid from time to time without penalty or premium, but if the B of A Credit Facility is terminated during the first two years, there is a termination fee equal to $500,000 in the first year and $250,000 in the second year. The B of A Credit Facility is secured by substantially all of our assets.

In connection with the B of A Credit Facility, the Convertible Note was amended to bring the financial covenants in the Convertible Note in line with those in the B of A Credit Facility, extend each redemption date by 45 days, to August 31, 2006, August 31, 2007 and September 2, 2008, reduce one of the EBITDA measurement periods from 12 months to 6 months, and adjust the notice time periods for redemption. We also entered into a new Intercreditor Agreement with Bank of America and the holder of our Convertible Note that replaced the Intercreditor Agreement between Fortress Credit Corp and the holder of our Convertible Note. The replacement Intercreditor Agreement is on substantially the same terms as the original Intercreditor Agreement, but was modified to reflect the changes in the redemption provisions of the Convertible Note.

Our financial performance for the six month period ended June 30, 2006 resulted in the violation of certain financial covenants within the B of A Credit Facility and the Convertible Note. We currently continue to have access to our line of credit and are negotiating an amendment to the covenants that reflect expected performance. We have not yet reached an agreement with Bank of America and our Convertible Note holder on the terms of the amendment; therefore, the $17.2 million balance of the Convertible Note is classified as a current liability.

Convertible Note

The Convertible Note bears interest at 7% per annum. Interest on the Convertible Note is payable quarterly in cash. The principal amount of the Convertible Note is due on December 31, 2009.

On May 4, 2006, the Convertible Note holder converted $5.7 million of the principal amount of the Convertible Note into 728,900 shares of our common stock pursuant to an agreement to convert a total of $8.3 million of principal prior to the August 31, 2006 redemption date set forth in the Convertible Note. The remaining $2.6 million of principal was converted into 336,743 shares of our common stock on July 13, 2006. As consideration for the early conversion, we issued the holder 189,189 additional shares of restricted common stock which was recorded as a $1.9 million early debt conversion fee for the quarter ended June 30, 2006.

Following the conversion of $5.7 million of the principal amount of the Convertible Note on May 4, 2006, the principal balance of the Convertible Note as of June 30, 2006 was $20.7 million with a discounted balance of $17.2 million.

The Convertible Note holder has the right to require us to redeem up to $9.2 million on August 31, 2007, and $8.3 million on September 2, 2008.

The Convertible Note is secured by a first priority, perfected security interest in certain cash collateral placed in a restricted, segregated collateral account. As of June 30, 2006, the amount of cash collateral required to be maintained in this account is $5.0 million and is recorded as restricted cash on our condensed consolidated balance sheet as of June 30, 2006 (See Note 3). The cash collateral is not accessible for use by us until such time as it is released. The cash held in the cash collateral account will be reduced as certain financial milestones are met and can be used, in part, to fund redemptions that may be requested by the Convertible Note holder on the redemption dates described above, or upon an “event of default” as defined under the Convertible Note. The Convertible Note is also secured by a second priority security interest in our assets, subordinated only to the B of A Credit Facility.

As of June 30, 2006, the Convertible Note was convertible into 2,583,121 shares of common stock and the warrants issued in connection with the Convertible Note (the “Convertible Note Warrants”) were exercisable for 264,964 shares of common stock at a conversion and exercise price, respectively, of $7.82 per share. The conversion and exercise price and the number of shares to be acquired are subject to adjustment pursuant to customary anti-dilution provisions contained in the Convertible Note and Convertible Note Warrants. The Convertible Note and Convertible Note Warrants may be converted or exercised at any time or from time to time.

Embedded Derivatives

There are certain embedded derivatives associated with the Convertible Note. An embedded derivative is a derivative instrument that is embedded within another contract, which under the Convertible Note (the host contract) includes the right to convert the Convertible Note by the holder, certain default redemption right premiums and a change of control premium (payable in cash if a fundamental change occurs). In accordance with Financial Accounting Standards Board (“FASB”) Statement No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities, these embedded derivatives are marked-to-market each reporting period, with a corresponding non-cash gain or loss charged to the current period. In connection with the May 4, 2006 conversion of $5.7 million of the underlying Convertible Notes, the relative fair value of the embedded derivative liability was reduced by $2.4 million, and was reclassified to additional paid-in capital. We conducted a valuation of the remaining embedded derivatives as of June 30, 2006 using various valuation methods, which included Black-Scholes option pricing models. Due to the decrease in our stock price from $8.75 at March 31, 2006 to $6.77 at June 30, 2006, the valuation conducted as of June 30, 2006 resulted in a non-cash gain of $2.3 million for the three month period ended June 30, 2006, with a corresponding decrease in the embedded derivative liability, which is included as a component of accrued liabilities at June 30, 2006. As of June 30, 2006, the fair value of the embedded derivative liability is $3.1 million.

The discounted balance on the Convertible Note totals $17.2 million as of June 30, 2006. As described above, based on the violation of certain financial statement covenants the entire balance at June 30, 2006 is classified as current.

Release of $5.0 Million in Restricted Cash

In connection with the partial conversion of the Convertible Note, the holder agreed to cause the “Letter of Credit Amount” (as defined in the Convertible Note) to be reduced by $5.0 million in accordance with the terms of the Convertible Note as if we had achieved the performance standards set forth in the Convertible Note, as amended, by the August 31, 2006 date. This resulted in the release of $5.0 million of cash collateral to us on May 5, 2006.

6)  Private placement issuance of common stock and warrant derivatives

On August 5, 2005, we completed a private placement of equity securities pursuant to which we raised $11.6 million through the sale of 2,046,000 shares of our common stock and five-year warrants to purchase an additional 1,023,000 shares of common stock (“2005 Equity Warrants”).

Between May 1, 2006 and May 12, 2006, outstanding warrants were exercised for a total of 325,000 shares of common stock at an aggregate exercise price of $2.6 million.

The warrant activity for the six months ended June 30, 2006, is summarized below:

		Weighted- Average
	Warrants	Exercise Price
Outstanding options at beginning of period	1,460,268	$8.15
Granted (antidilution adjustment)	37,830	-
Exercised	(325,000)	8.00
Forfeited	-	-

Outstanding options at end of period	1,173,098	$7.93

The total intrinsic value of warrants exercised during the six months ended June 30, 2006 totaled $0.6 million.

Equity Warrants and the Convertible Note Warrants (See Note 5) require quarterly analysis in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). EITF 00-19 specifies the conditions which must be met in order to classify warrants issued in a company’s own stock as either equity or as a derivative liability. Evaluation of these conditions under EITF 00-19 resulted in the determination that the 2005 Equity Warrants and the Convertible Note Warrants are classified as a derivative liability.

In accordance with EITF 00-19, warrants which are determined to be classified as derivative liabilities are marked-to-market each reporting period, with a corresponding non-cash gain or loss charged to the current period. In connection with the May 2006 exercises of 325,000 warrants with proceeds of $2.6 million, the relative fair value of the derivative liability was reduced by $1.5 million, and was reclassified to additional paid-in capital. We valued the remaining warrant derivative liabilities as of June 30, 2006 using a Black-Scholes option pricing model using the following assumptions: expected dividend yield of 0.0%, expected stock price volatility ranging from 40.1% to 41.5%, risk free interest rate ranging from of 4.97% to 4.99% and a remaining contractual life ranging from 3.5 years to 4.08 years. Due primarily to the decrease in our stock price from $8.75 at March 31, 2006 to $6.77 at June 30, 2006, the valuation conducted as of June 30, 2006 resulted in a non-cash gain of $1.5 million for the three month periods ended June 30, 2006, with a corresponding decrease in the warrant derivative liability, which is included as a component of accrued liabilities at June 30, 2006. As of June 30, 2006, the total fair value of the warrant derivative liability is $2.6 million.

7)  Stock-Based Compensation

Our stock-based compensation consists of various stock option plans which grant stock options to employees, non-employee officers and directors, consultants, vendors, customers and others expected to provide significant services to the Company. Refer to Note 11 of our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2005, for additional information related to these stock-based compensation plans.

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123(R)”) utilizing the modified prospective approach permitted thereunder. Prior to the adoption of SFAS 123(R) we accounted for stock option grants in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees” (the intrinsic value method). Under this method, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. The exercise price of previous stock options granted has not been less than the fair market value at the date of grant, and accordingly, prior to January 1, 2006, we have not previously recognized compensation expense related to stock option grants.

Under the modified prospective approach, SFAS 123(R) applies to new awards and to awards that were outstanding on January 1, 2006 that are subsequently modified, repurchased or cancelled. Under the modified prospective approach, compensation cost recognized in the six months ended June 30, 2006 includes compensation cost for all share-based payments granted prior to, but not yet fully vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Prior periods were not restated to reflect the impact of adopting the new standard.

As a result of adopting SFAS 123(R) on January 1, 2006, our net loss and basic and diluted loss per share for the six months ended June 30, 2006, were $376,000 and $0.02 higher, respectively, than if we had continued to account for stock-based compensation under APB opinion No. 25 for our stock option grants. For the three months ended June 30, 2006, our net loss and basic and diluted loss per share were $213,000 and $0.01 higher, respectively, than if we had continued to account for stock-based compensation under APB opinion No. 25 for our stock option grants.

We receive a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the price at which the options are sold over the exercise prices of the options. The tax benefit for the six months ended June 30, 2006 was $137,000 and was recorded as a deferred tax asset with a full valuation allowance due to our continuing loss position. Prior to adoption of SFAS 123(R), we included these tax benefits resulting from the exercise of stock options as operating cash flows in our condensed consolidated statements of cash flows. In accordance with SFAS 123(R), future tax benefits arising from the exercise of stock options will be reported as financing cash flows rather than operating cash flows in our condensed consolidated statements of cash flows.

The following table illustrates the effect on operating results and per share information had the Company accounted for stock-based compensation in accordance with SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an Amendment of SFAS No. 123," for the three and six months ended June 30, 2005:

	Three Months	Six Months
	Ended	Ended
	June 30, 2005	June 30, 2005
Net income (loss)
As reported	$2,656,000	$(1,476,000)

Deduct stock-based compensation expense determined under fair-value based method, net of tax	(99,000)	(198,000)

Pro forma	$2,557,000	$(1,674,000)
Basic and diluted earnings (loss) per common share
As reported	$0.18	$(0.10)
Pro forma	$0.17	$(0.11)

The per share weighted-average fair value of stock options granted during the three month period ended June 30, 2005 was $4.99. There were no stock options granted during the three month period ended June 30, 2005. The per share weighted-average fair value of stock options granted during the six months ended June 30, 2006 and 2005 were $4.79 and $3.47, respectively. We use the Black-Scholes option pricing model to estimate the fair value of stock-based awards, with the following weighted-average assumptions for the indicated periods:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Expected dividend yield	0%	--	0%	0%
Average risk-free interest rate	4.60%	--	4.68%	3.50%
Expected volatility	55.00%	--	54.45%	45.44%
Expected life of options (in years)	6.25 years	--	6.59 years	4.0 years

The assumptions above are based on multiple factors, including historical exercise patterns of employees in relatively homogeneous groups with respect to exercise and post-vesting employment termination behaviors, expected future exercising patterns for these same homogeneous groups and the implied volatility of our stock price.

At June 30, 2006, there was $4.6 million of unrecognized compensation cost related to share-based payments which is expected to be recognized over a weighted-average period of 2.6 years.

The following table represents stock option activity for the six months ended June 30, 2006:

	Number of	Weighted- Average
	Shares	Exercise Price
Outstanding options at beginning of period	1,373,303	$9.79
Granted	50,000	8.17
Exercised	(359,736)	9.16
Forfeited	(259,324)	13.03

Outstanding options at end of period	804,243	$8.94

Outstanding exercisable at end of period	473,324	$9.51

Between April 17, 2006 and May 9, 2006, outstanding options were exercised for a total of 359,736 shares at an aggregate exercise price of $3.3 million.

The weighted average remaining contractual life for options outstanding and exercisable was 6.29 years and 4.87 years, respectively, as of June 30, 2006. Shares available for future stock option grants were 1,264,948 at June 30, 2006. At June 30, 2006, the total intrinsic value of options outstanding was $96,000, and the aggregate intrinsic value of options exercisable was also $96,000.

The following table summarizes our nonvested stock option activity for the six months ended June 30, 2006:
		Weighted- Average
	Number of	Grant-Date
	Shares	Fair Value
Nonvested stock options at beginning of period	443,107	$3.61
Granted	50,000	4.79
Vested	(75,940)	4.65
Forfeited	(86,250)	3.28

Nonvested stock options at end of period	330,919	$3.64

On June 13, 2006 the stockholders approved an amendment to the 2002 Stock Option Plan to provide for the granting of (i) restricted stock and/or restricted stock units, (ii) stock appreciation rights, and (iii) stock bonuses (the “Amended Plan”). The Amended Plan also sets for the business criteria for “performance-based compensation” that is subject to Section 162(m) of the Internal Revenue Code of 1986, as amended, restricts the number of shares that may be granted to any one recipient in any one fiscal year to 100,000, and defines termination for cause (which was previously subject to definition in each stock option grant). On June 13, 2006, 464,778 shares of restricted stock were granted to certain officers and members of the management team. All restricted stock granted to employees under the 2002 Stock Option Plan vest over a four year period with one-third vesting at the end of two, three, and four years, respectively. As a result of this transaction, the $3.5 million intrinsic value of the restricted stock is required to be recognized as compensation expense ratably over the five year vesting period and therefore a charge of approximately $43,000 was recorded in the three month period ended June 30, 2006.

The restricted stock activity for the six months ended June 30, 2006, is summarized below:

Weighted Average
	Number of	Grant Date
	Shares	Fair Value
Nonvested shares at December 31, 2005	-	$-
Granted	464,778	7.56
Vested	-	-
Canceled	-	-

Nonvested shares at June 30, 2006	464,778	$7.56

8)  Subsequent Events

On July 18, 2006, the holder of our Convertible Note converted $2.6 million of the principal amount into 336,743 shares of our common stock.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement

You should read the following discussion and analysis with our Unaudited Condensed Consolidated Financial Statements and related Notes thereto contained elsewhere in this report. We urge you to carefully review and consider the various disclosures made in this report and in our other reports filed with the Securities and Exchange Commission.

Forward Looking Statements

This quarterly report contains statements which, to the extent that they are not recitations of historical fact, constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. The words “believe,” “estimate,” “anticipate,” “project,” “intend,” “expect,” “plan,” “outlook,” “forecast,” “may,” “will,” “should,” “continue,” “predict” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are intended to be subject to the safe harbor protection within the meaning of that term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this annual report, including the Notes to the Consolidated Financial Statements and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” describe factors, among others, that could contribute to or cause such differences. In addition, the accuracy of such forward looking statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including but not limited to: a continuing labor shortage in California; our current default under the terms of our B of A Credit Facility which could impact our liquidity in the future; the ability to adequately pass through to customers unanticipated future increases in raw material costs; an unanticipated change in the types of classrooms required by school districts; and declines in available funding for modular classroom construction and other risks and uncertainties that are described elsewhere in this report and in our other filings with the Securities and Exchange Commission, including our reports on Form 10-K. Although we believe the expectations reflected in our forward-looking statements are based upon reasonable assumptions, there is no assurance that our expectations will be attained. The forward-looking statements are current only as of the date of this report. We do not undertake any obligation to update or revise publicly any forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

USE OF ESTIMATES AND CRITICAL ACCOUNTING POLICIES

Our condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. As such, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reporting periods. The estimates and assumptions are based on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could significantly differ from such estimates. We believe that the following discussion addresses our most significant accounting policies, which aid in fully understanding and evaluating our reported financial results.

Allowances for Contract Adjustments

We maintain allowances for contract adjustments that result from the inability of our customers to make their required payments. Management bases its allowances on analysis of the aging of accounts receivable, by account, at the date of the financial statements, assessments of historical collection trends, and an evaluation of the impact of current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Accrual for Worker’s Compensation Reserve

We are self-insured for workers compensation under a high deductible program. Management bases its accrual estimate on input from the insurance carrier which includes information regarding open and closed cases, historical costs associated with those claims, certain developed costs and an estimate of Incurred But Not Reported (“IBNR”) claims. Acutal claims often vary to some extent from our estimates. This variability may result in actual costs being either above or below the estimates recorded on our consolidated financial statements. In July 2006, we became fully insured for workers compensation with no deductible.

Revenue Recognition on Construction Contracts

Contracts are recognized using the percentage-of-completion method of accounting and, therefore, take into account the costs, estimated earnings and revenue to date on contracts not yet completed. Revenue recognized is that percentage of the total contract price that cost expended to date bears to anticipated final total cost, based on current estimates of costs to complete. The percentage-of-completion methodology generally results in the recognition of reasonably consistent profit margins over the life of a contract. Cumulative revenues recognized may be less or greater than cumulative costs and profits billed at any point in time during a contract’s term. The resulting difference is recognized as unbilled or deferred revenue.

Any estimation process, including that used in preparing contract accounting models, involves inherent risk. We reduce the inherent risk relating to revenue and cost estimates in percentage-of-completion models through corporate policy, approval and monitoring processes. Risks relating to project delivery, productivity and other factors are considered in the estimation process. Our estimates of revenues and costs on construction contracts change periodically in the normal course of business due to factors such as productivity and modifications of contractual arrangements. Such changes are reflected in the results of operations as a change in accounting estimate in the period the revisions are determined. Provisions for estimated losses are made in the period in which the loss first becomes apparent.

Valuation of the Embedded and Warrant Derivatives

The valuation of our embedded derivatives associated with our $25.9 million convertible subordinated promissory note, and our warrant derivatives, associated principally with the 1,023,000 warrant shares issued in connection with our $11.6 million private equity placement on August 5, 2005, are determined primarily by the Black-Scholes option pricing model. An embedded derivative is a derivative instrument that is embedded within another contract, which under the convertible note (the host contract) includes the right to convert the note by the holder, certain default redemption right premiums and a change of control premium (payable in cash if a fundamental change occurs). In accordance with FASB Statement No. 133, as amended, Accounting for Derivative Instruments and Hedging Activities , these embedded derivatives are marked-to-market each reporting period, with a corresponding non-cash gain or loss charged to the current period. A warrant derivative liability is determined in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”). Based on EITF 00-19, warrants which are determined to be classified as derivative liabilities are marked-to-market each reporting period, with a corresponding non-cash gain or loss charged to the current period. The practical effect of this has been that when our stock price increases so does our derivative liability, resulting in a non-cash loss charge that reduces our earnings and earnings per share. When our stock price declines, we record a non-cash gain, increasing our earnings and earnings per share.

To determine the fair value of our embedded derivatives, management evaluates assumptions regarding the probability of certain future events. Other factors used to determine fair value include our period end stock price, historical stock volatility, risk free interest rate and derivative term. The fair value recorded for the derivative liability varies from period to period. This variability may result in the actual derivative liability for a period either above or below the estimates recorded on our consolidated financial statements, resulting in significant fluctuations in other income (expense) because of the corresponding non-cash gain or loss recorded.

Recent Accounting Pronouncements

Uncertainty in Income Taxes

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We are required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. We are currently evaluating the impact this new standard; however, the standard is not expected to have a significant impact on the Company’s financial position, results of operation or cash flows.

Leveraged Leases

In July 2006, the FASB issued Staff Position No. FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction” (“FSP 13-2”). FSP 13-2 requires that changes in the projected timing of income tax cash flows generated by a leveraged lease transaction be recognized as a gain or loss in the year in which change occurs. The pretax gain or loss is required to be included in the same line item in which the leveraged lease income is recognized, with the tax effect being included in the provision for income taxes. We are required to adopt FSP 13-2 effective January 1, 2007. The cumulative effect of initially adopting this FSP will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. FSP 13-2 is not expected to have any impact on the Company’s financial position, results of operation or cash flows.

Company Overview

Modtech manufactures and sells modular relocatable classrooms and commercial and light industrial modular buildings. We are a leading provider of modular classrooms in the State of California and a significant provider of commercial and light industrial modular buildings in California, Nevada, Arizona, New Mexico, Utah, Colorado, Texas, Florida and other neighboring states. We continue to expand our classroom offerings in response to the increasing demand for new classroom products.

In California and Florida, we market and sell our modular classrooms to school districts. Virtually all of our classroom sales are dependent upon public funding. Such funding is sourced in multiple ways which are strongly influenced by educational policies that are subject to political concerns.

The modular re-locatable classroom industry is highly competitive with the market divided among a number of privately-owned companies whose share of the market is smaller than ours. The nonresidential modular building industry is highly competitive and fragmented. It is composed primarily of regionally based private companies, each with a single manufacturing facility.

Results of Current Operations - Overview

Revenues were $44.3 million and $81.2 million for the three and six months ended June 30, 2006, respectively, down 24.0% and 25.4%, respectively, from the corresponding periods of the prior year. The decline was due primarily to a return to normal production levels in Florida following a major classroom project in 2005 that resulted from the 2004 hurricanes and lower production volumes in California in part due to factory inefficiencies and periodic labor shortages.

As a result of smaller projects and a resulting quicker project turnover in 2006, our backlog of sales orders has declined from $164.3 million at July 31, 2005 to $78.1 million at July 31, 2006. We do not expect our backlog to return to the historically high level we experienced during late 2004 and the first half of 2005.

Results of Operations

The following table sets forth certain items in the Condensed Consolidated Statements of Operations as a percent of net sales.

	Percent of Net Sales		Percent of Net Sales
	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	93.5	89.6	93.7	92.3
Gross profit	6.5	10.4	6.3	7.7
Selling, general and administrative expenses	8.0	6.1	8.4	6.8
Gain on sale of property and equipment	-	(0.1)	-	(0.1)
(Loss) income from operations	(1.6)	4.4	(2.1)	0.9
Other (expense) income:
Interest expense	(1.2)	(4.7)	(2.1)	(3.5)
Interest income	0.3	-	0.3	0.0
Gain (loss) on warrant and embedded derivatives	8.4	5.4	5.5	1.9
Early debt conversion fee	(4.2)	-	(2.3)	-
Other income, net	0.4	0.3	0.3	0.2
Income (loss) before income taxes	(0.7)	4.6	(5.2)	(1.4)
Income tax expense (benefit)	-	-	-	-
Net income (loss)	(0.7)%	4.6%	(5.2)%	(1.4)%

Revenue

Revenues were $44.3 million for the quarter ended June 30, 2006, down 24.0% from the record revenues of $58.3 million in the prior year period. Arizona and Texas sales for the quarter totaled $7.0 million for a combined shortfall of $4.5 million when compared to the same quarter last year. Florida revenue for the three months ended June 30, 2006 was $10.8 million, down $1.9 million or 14.6% from the corresponding quarter the prior year. The decrease in Florida was due to a return to prior levels of sales in the region as revenues during 2005 were higher due to a major classroom project in Florida stemming from the hurricanes in the fall of 2004. California revenue of $26.5 million for the quarter ended June 30, 2006 was $7.6 million or 22.3% less than the corresponding quarter the prior year. The decrease in California was primarily due to lower production volumes in part due to factory inefficiencies and periodic labor shortages in California. In addition, in the prior year periods more of our California revenue was attributable to fieldwork on large school projects, in the current year period we were more reliant on revenue generated from the shipment of factory-built units for both schools and commercial customers.

For the six month ended June 30, 2006, revenues were $81.2 million, down 25.4% from the record revenues of $108.8 million in the prior year period. Arizona and Texas sales for the six months had a combined shortfall of $5.2 million when compared to the corresponding period last year. Florida revenue for the six months ended June 30, 2006 was $17.1 million, down $8.8 million or 33.9% from the corresponding period the prior year. The decrease in Florida was due to a return to prior levels of sales in the region as the first half of 2005 revenues were bolstered by a major classroom project stemming from the hurricanes in the fall of 2004. California revenue of $48.5 million for the quarter ended June 30, 2006 was $13.6 million or 22.0% less than the corresponding period the prior year. The decrease in California was primarily due to lower production volumes in part due to factory inefficiencies and periodic labor shortages in California. In addition, in the prior year periods more of our California revenue was attributable to fieldwork on large school projects, in the current year period we were more reliant on revenue generated at the factory for both schools and commercial customers. Our goal in the second half of 2006 is to significantly improve our factory throughput by making changes on our assembly lines including kitting of sub-assembly components.

The demise of the piggyback contracting system in California appears to have had a short-term adverse affect on the sales volume in recent quarters. Prior to January 27, 2006 many school districts in California utilized “piggy-back” contracts which allowed them to order buildings off of contracts bid and entered into by builders, including Modtech, with other school districts. Since January 27, 2006, these piggyback contracts are no longer allowed to be used in this manner. As a result, more public bids will have to occur for the same volume of work. The public bidding process is a lengthy one. It is believed that this change has delayed some anticipated work into later 2006. In the long-term, we expect the demand for our products and services will not be significantly impacted by the change in the piggyback contracting system.

Our gross profit margin has declined year over year for the quarter and six months ended June 30, 2006. As a percent of sales, gross profit declined from 10.4% of sales for the quarter ended June 30, 2005 to 6.5% of sales for the quarter ended June 30, 2006. For the six month period ended June 30, 2006, our gross profit margin declined to 6.3% from 7.7% in the prior year period. Our gross profit margin declined as revenues declined more than expected and fixed and certain variable costs were not reduced in line with reduced revenues. In addition, the prior year margins benefited from volume efficiencies related to record results in the three and six months ended June 30, 2005. Management anticipates an improvement in gross margins in the next two quarters as volume picks up, especially in California and Florida. In addition, in the third quarter management has taken actions to reduce fixed costs and overhead, primarily by a reduction of staffing in order to achieve profitability at current revenue levels.

As of July 31, 2006, the backlog of sales orders was approximately $78.1 million, down from approximately $164.3 million at July 31, 2005. Backlog that is expected to be converted to sales during the remainder of the current fiscal year is approximately $72.0 million. The backlog by region as of July 31, 2006 was as follows: California—$66.0 million; Arizona—$5.8 million; Texas—$1.5 million; and Florida—$4.9 million. This compares to the backlog by region as of July 31, 2005 was as follows: California—$131.2 million; Arizona—$10.1 million; Texas—$3.4 million; and Florida—$19.6 million.

Quicker project turnover and generally smaller projects are the primary reasons for the decline in backlog. We do not expect our backlog to return to the very high levels we experienced in late 2004 and early 2005. The rate of booking new contracts varies month to month, and customer changes in delivery schedules occur. For these reasons, among others, our backlog as of any particular date may not be representative of actual sales for any succeeding period.

Selling, General and Administrative Expense

Selling, general and administrative (“SG&A”) expenses were approximately flat for the quarter and down $0.6 million or 7.9% for the six months ended June 30, 2006 compared to the corresponding periods of the prior year. The decrease in SG&A was primarily attributable to reduced legal, accounting and professional services as well as reduced sales commissions that resulted from lower sales. SG&A expenses for the quarter and six months ended June 30, 2006 include $213,000 and $376,000, respectively, in stock compensation expense as a result of the implementation of SFAS 123(R). This expense was reported in the past on a pro forma basis pursuant to the predecessor to SFAS 123(R), SFAS 123. As a result of the lower sales during the first half of 2006, selling, general, and administrative expenses increased as a percentage of net sales from 6.1% in the second quarter of 2005 to 8.0% in the second quarter of 2006 and from 6.8% in the first half of 2005 compared to 8.4% in the first half of 2006. In the third quarter management has taken actions to reduce SG&A costs, primarily by a reduction of staffing in order to achieve profitability at current revenue levels.

Other income (expense)

Interest expense decreased for the three and six months ended June 30, 2006, by $2.2 million and $2.2 million, respectively when compared to the corresponding period in 2005. The decrease is attributable to lower debt when compared to the prior year.

We recognized a non-cash gain of $3.7 million and $4.5 million related to the embedded derivatives associated with the convertible debt agreement and warrants in the three and six months ended June 30, 2006, respectively.

Accretion on convertible debt discount for the three months ended June 30, 2006 was $1.1 million, which included a $0.9 million incremental non-cash charge related to the discount on the $5.7 million conversion of a portion of the Convertible Notes in May 2006.

We recognized a non-cash early debt conversion fee of $1.9 million for the fair value of 189,189 restricted shares issued to the note holders as consideration for the early conversion of a portion of the Convertible Notes.

Due to the replacement of our previous credit facility, approximately $2.1 million of unamortized debt issue costs was written off and charged to interest expense for the quarter ended March 31, 2006.

Based upon our continued losses for the six months ended June 30, 2006, we continue to provide a valuation allowance on our deferred tax assets including deferred tax assets related to our net operating loss carryforward, which completely offsets the initial tax benefit calculation. The non-cash gains and losses from embedded derivatives are excluded from taxable income or loss.

Net Income (Loss)

The net loss of $0.3 million for the three months ended June 30, 2006 and the net loss of $4.2 million for the six months ended June 30, 2005 compare to net income of $2.7 million and a net loss of $1.5 million for the same periods, respectively, from the prior year. The changes in the periods compared are a direct result of the factors discussed above.

Inflation

We are subject to the effects of changing prices. During the six months ended June 30, 2006, there was no significant inflationary impact. While the cost outlook for commodities used in our products, in particular steel, dimensional lumber and plywood products is not certain, management believes it can manage these inflationary pressures with sales price adjustments as allowed by our contracts and by actively monitoring material costs and supply chain and inventory management.

Liquidity and Capital Resources

We have funded our operations and capital expenditures mostly with cash generated internally by operations and borrowings under various credit facilities as well as cash received from exercised options and warrants. At June 30, 2006 we had $0.2 million in unrestricted cash and an additional $5.0 million in restricted cash. The restricted cash is held as collateral for our Convertible Note. During the six months ended June 30, 2006 our operations used $1.1 million cash. During the second quarter of 2006 we received an aggregate of $17.3 million from the exercise of outstanding options and warrants and the release of restricted cash.

On March 31, 2006, we entered into a Loan and Security Agreement (the “B of A Credit Facility”) with Bank of America, N.A. and we amended our Convertible Note again. The B of A Credit Facility was funded and closed on April 4, 2006.

In connection with the B of A Credit Facility, we terminated our credit facility with Fortress Credit Corp. On April 4, 2006, we paid off all amounts borrowed and due under the Fortress credit Facility, which aggregated approximately $19.4 million, including approximately $260,000 in accrued interest. There were no early termination penalties incurred by us in connection with the termination of the Fortress credit Facility.

The B of A Credit Facility provides for revolving credit loans of up to a maximum principal amount of $25,000,000 (the “Revolver Loans”) and a letter of credit subline in the maximum amount of $12,000,000. The Revolver Loans will bear interest per annum, payable monthly, at a variable rate equal to Bank of America’s announced prime rate, plus up to 0.75%. Under certain circumstances, we may elect a LIBOR rate plus 2.00% to 3.00%, in which case, interest will be payable in one, two, three or six month periods selected by us. The variable rates, plus an unused credit line fee between 0.250% to 0.375% per annum, will depend on our quarterly EBITDA measured on a trailing 12 month basis.

The principal amount of the Revolver Loans is due and payable in full on March 31, 2009. The Revolver Loans may be prepaid from time to time without penalty or premium, but if the B of A Credit Facility is terminated during the first two years, there is a termination fee equal to $500,000 in the first year and $250,000 in the second year. The B of A Credit Facility is secured by substantially all of our assets.

Our financial performance for the six month period ended June 30, 2006 resulted in the violation of certain financial covenants within the B of A Credit Facility and the Convertible Note. We currently continue to have access to our line of credit and are negotiating an amendment to the covenants that reflect expected performance. We have not yet reached an agreement with Bank of America and our Convertible Note holder on the terms of the amendment; therefore, the $17.2 million balance of the Convertible Note is classified as a current liability.

On May 4, 2006, the Convertible Note holder converted $5.7 million of the principal amount of the Convertible Note into 728,900 shares of our common stock pursuant to an agreement to convert a total of $8.3 million of principal prior to the August 31, 2006 redemption date set forth in the Convertible Note. The remaining $2.6 million of principal was converted into 336,743 shares of our common stock on July 13, 2006. As consideration for the early conversion, we issued the holder 189,189 additional shares of restricted common stock which was recorded as a $1.9 million early debt conversion fee for the quarter ended June 30, 2006.

In connection with the partial conversion of the Convertible Note, the holder agreed to cause the “Letter of Credit Amount” (as defined in the Convertible Note) to be reduced by $5.0 million in accordance with the terms of the Convertible Note as if we had achieved the performance standards set forth in the Convertible Note, as amended, by the August 31, 2006 date. This resulted in the release of $5.0 million of cash collateral to us on May 5, 2006. In connection with the change to the B of A Credit Facility restricted cash was reduced by $6.5 million, which was held as cash collateral for the letter of credit subfacility under our prior revolving credit loan.

Between May 1, 2006 and May 12, 2006, outstanding warrants were exercised for a total of 325,000 shares of common stock at an aggregate exercise price of $2.6 million.

Between April 17, 2006 and May 9, 2006, outstanding options were exercised for a total of 359,736 shares at an aggregate exercise price of $3.3 million.

We anticipate a return to profitability in the second half of 2006. In the third quarter management has taken actions to reduce overhead and SG&A costs, primarily by a reduction of staffing in order to achieve profitability at current revenue levels. Management believes that existing capital, anticipated cash flow from operations, and current credit facilities will be sufficient to meet operating needs and capital expenditures for the foreseeable future.

Item 3. Quantitative And Qualitative Disclosures About Market Risk

Market risk refers to the risk that a change in the level of one or more market factors such as interest rates, foreign currency exchange rates, or equity prices will result in losses for a certain financial instrument of group of instruments. We do not hold any instruments that are subject to such risks, but we are exposed to the risk of increased interest rates on our credit facility the risk of loss on credit extended to our customers, and risk of fluctuations in the fair value of our derivative liabilities on certain instruments.

INTEREST RATE RISK

Through June 30, 2006, we were exposed to the risk of fluctuation in interest rates on the Fortress Credit Facility. During the quarter ended June 30, 2006, we did not use interest rate swaps or other types of derivative financial instruments. The carrying value of the Fortress Credit Facility approximated fair value as the interest rate was variable and reset frequently. We continue to be exposed to the risk of fluctuation in interest rates on our B of A Credit Facility that replaced the Fortress Credit Facility as of April 4, 2006. The carrying value of the B of A Credit Facility approximates fair value as the interest rate is variable and resets frequently. Indebtedness under the B of A Credit Facility bears interest at a variable rate of up to 0.75% per annum plus Bank of America’s announced prime rate. Interest is payable monthly. We estimate that the average amount of debt outstanding under the B of A Credit Facility for 2006 will be $7.0 million. Therefore, a one-percentage point increase in interest rates would result in an increase in interest expense of approximately $70,000 per annum.

CREDIT RISK

Our credit terms generally are “net 30” for dealer accounts and defined by contracts which vary for direct sales. We actively monitor this risk through a variety of control procedures involving senior management. Historically, credit losses have been less than 0.5% of sales and within our expectations.

DERIVATIVE LIABILITY RISK

We are exposed to the risk of fair value derivative liability fluctuations in the equity instruments we have issued, which include the Convertible Note and outstanding warrants. The fair value of these derivative liabilities is primarily determined by fluctuations in our stock price. As our stock price increases or decreases, the fair value of these derivative liabilities increase or decrease, resulting in a corresponding current period loss or gain to be recognized. Based on the balance on our convertible note, number of outstanding warrants, market interest rates and historical volatility of our stock price as of June 30, 2006, a $1 increase or decrease in our stock price results in a non-cash derivative loss or gain of approximately $2.0 million. During the quarter ended June 30, 2006, we experienced a $3.7 million non-cash gain on warrant and embedded derivatives.

Item 4. Controls And Procedures

  a. Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as such terms are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2006 and concluded that our disclosure controls and procedures were not effective as of June 30, 2006, because certain material weaknesses in our internal controls over financial reporting described in Management’s Report On Internal Control Over Financial Reporting in Item 9A of our Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 10-K Report”), have not been remediated.

The material weaknesses reported in our 2005 10-K Report that had not been remediated as of June 30, 2006 were as follows:

1.
During the quarter ending December 31, 2005, there were multiple changes in personnel and an overall understaffing of the finance function. Insufficient staff, at times, did not allow for timely completion of certain tasks, including analysis and review required for full compliance with internal controls. As a result, we identified the following issues as of December 31, 2005:

•	A control failure occurred involving processing of accrual of open invoices and valuation of work-in-process inventory, resulting in misstatements to accrued liabilities, cost of sales and revenue.

•
Our controls associated with accounting for our long-term contracts were not operating effectively. As a consequence, an error was identified relating to the accounting for a contract amount and one concerning the classification of a contract, resulting in misstatements to revenue and cost of sales.

2.	The specific control deficiencies in information technology noted as of December 31, 2005, were as follows:

•	We did not have a sufficiently comprehensive review of segregation of duties regarding access rights when employees changed positions.

•	System limitations allow unrestricted access rights to certain applications.

•	Removal of access rights for terminated employees was not always done on a timely basis. Although no security breaches occurred, the potential for such breaches exists.

•	Inadequate monitoring of server backups allowed one location to not be properly backed up over one weekend.

  b. Changes in Internal Control over Financial Reporting

In order to remediate the material weaknesses described in the 2005 10-K Report, we hired a Director of Internal Control and SOX during the first quarter (this position, however, is currently vacant and we are actively seeking a replacement) and made the following changes during the fiscal quarter ended June 30, 2006 in our internal control over financing reporting:

•	We implemented a new general ledger accounting package, Great Plains, on April 1, 2006 and will utilize the improved software in our internal control efforts.

•	We have engaged an outside Information Technology consultant and began assessment and remediation of our control deficiencies in information technology

In light of the material weaknesses that remain as of June 30, 2006, we performed additional analysis and other post-closing procedures to ensure the Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Other than the remediation measures described above, there have been no changes in our internal control over financial reporting that occurred during the quarter ended June 30, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

  c. Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting

Our plan to remediate those material weaknesses remaining as of June 30, 2006 is as follows:

•
We continue to search for additional staff for our Internal Control department and operational finance teams. The searches are underway and the positions will be filled as soon as qualified candidates are identified.

•	We are currently evaluating all finance personnel to ensure that appropriate skills and training are maintained in all critical positions.

•
Remediate the deficiencies noted in Information Technology controls with the aid of an outside Information Technology consultant in connection with the implementation of our new general ledger accounting package, Great Plains.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

None

Item 1A. Risk Factors

There have been no material changes from the risk factors disclosed in our most recently file report on Form 10-K other than the risk factor described below:

Violation of certain financial covenants in our credit facility may adversely impact our liquidity in the future.

As disclosed in Item 3 below, we are now in violation of certain financial covenants under the B of A Credit Facility and the Convertible Note. This has resulted in $15.0 million of what would otherwise be classified as long term debt being classified as current. We are currently able to borrow under the B of A Credit Facility and are negotiating an amendment to the financial covenants in both instruments, but we may be unable to reach an agreement with Bank of America and our Convertible Note holder. If this were to occur, we would not have access to our credit line which could have a material adverse effect on our liquidity position.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None in the reporting period.

Item 3. Defaults upon Senior Securities

Our financial performance for the six month period ended June 30, 2006 resulted in the violation of certain financial covenants within the B of A Credit Facility and the Convertible Note. We currently continue to have access to our line of credit and are negotiating an amendment to the covenants that reflect expected performance. We have not yet reached an agreement with Bank of America and our Convertible Note holder on the terms of the amendment; therefore, the $17.2 million balance of the Convertible Note is classified as a current liability.

Item 4. Submission of Matters to a Vote of Security Holders

The matters voted on at the Annual Meeting of Stockholders held June 13, 2006, and the results of the vote were as follows:

1.	To elect a board of seven (7) directors, with each director so elected to hold office until the next Annual Meeting and until their successors have been duly elected and qualified.

Nominee	For	Withheld
David M. Buckley	10,277,172	141,125
Robert W. Campbell	10,277,178	141,119
Daniel J. Donahoe III	10,386,753	31,544
Stanley N. Gaines	10,386,823	31,474
Charles R. Gwirtsman	10,380,548	37,749
Charles C. McGettigan	10,277,178	141,119
Myron A. Wick III	10,276,328	141,969

2.	To approve an amendment to the Company’s 2002 Nonstatutory Stock Option Plan to allow for the granting of additional forms of equity awards.

For	Against	Abstain	Broker Non-vote
7,023,290	4,432,766	546,815	6,395,173

3.	To ratify the appointment of Peterson & Company as the independent auditors of the Company for the current fiscal year ending December 31, 2006

For	Against	Abstain	Broker Non-vote
10,414,093	3,104	1,100	7,979,747

Item 5. Other Information

None

Item 6. Exhibits

Exhibit Number	Name of Exhibit

3.1(1)	Certificate of Incorporation of the Company.

3.2(2)	Bylaws of the Company.

10.1(3)	Company’s 1994 Stock Option Plan.

10.2(3)	Company’s 1996 Stock Option Plan.

10.3(3)	Company’s 1999 Stock Option Plan.

10.4(3)	Company’s 2002 Stock Option Plan.

10.5(2)	Employment Agreement between the Company and Evan M. Gruber.

10.6(2)	Employment Agreement between the Company and Michael G. Rhodes.

10.7(3)	Separation Agreement between the Company and Evan M. Gruber.

10.8(3)	Separation Agreement between the Company and Michael G. Rhodes.

10.9(3)	Employment Agreement between the Company and David M. Buckley

10.10(4)	Lease between the Company and Pacific Continental Modular Enterprises, relating to the Barrett property in Perris, California

10.11(4)	Lease between the Company and BMG, relating to the property in Lathrop, California

10.12(5)	Credit Agreement between the Company and Wells Fargo Bank, N.A., as administrative agent, dated December 26, 2001

10.13(6)	Securities Purchase Agreement, dated December 31, 2004

10.14(6)	Senior Subordinated Secured Convertible Note, dated December 31, 2004

10.15(6)	Warrant to Purchase Common Stock issued December 31, 2004, dated December 31, 2004

10.16(6)	Registration Rights Agreement, dated December 31, 2004

10.17(6)	Pledge and Security Agreement, dated December 31, 2004

10.18(6)	Intercreditor Agreement, dated December 31, 2004

10.19(6)	Amendment and Forbearance Agreement among the Company, Wells Fargo Bank, N.A., Union Bank of California, N.A. and Comerica Bank California, dated December 29, 2004.

10.20(7)	Financing Agreement between the Company and Fortress Credit Corp. as administrative agent, dated February 25, 2005.

10.21(8)	Amendment Number 1 to Industrial Real Estate Lease between Modtech Holdings, Inc. and BMG2 Enterprises, dated July 29, 2005

10.22(8)	Sublease between Modtech Holdings, Inc. and Boise Building Solutions Distribution, L.L.C., dated July 29, 2005

Exhibit Number	Name of Exhibit

10.23(9)	Securities Purchase Agreement, dated August 5, 2005

10.24(9)	First Amendment and Waiver of Financing Agreement between Fortress and Modtech Holdings, Inc., dated August 5, 2005

10.25(9)	First Amendment and Restated Registration Rights Agreement, dated August 5, 2005

10.26(9)	Amended and Restated Senior Subordinated Secured Convertible Note, dated August 5, 2005

10.27(9)	Consent, Waiver, Amendment and Exchange Agreement, dated August 5, 2005 (“Waiver”)

10.28(9)	Form of Voting Agreement executed pursuant to Waiver

10.29(9)	Form of Lock Up Letter executed pursuant to the Securities Purchase Agreement, dated August 5, 2005

10.30(9)	Form of Warrant issued pursuant to the Securities Purchase Agreement, dated August 5, 2005

10.31(9)	Warrant for 8,276 shares of common stock, dated August 5, 2005

10.32(10)	Second Amendment of Financing Agreement between Fortress and Modtech Holdings, Inc., dated September 19, 2005

10.32(11)	Third Amendment of Financing Agreement between Fortress and Modtech Holdings, Inc., dated December 22, 2005

10.33(12)	Intercreditor Agreement dated, March 31, 2006

10.34(12)	Loan and Security Agreement, dated March 31, 2006

10.35(12)	Amendment Agreement, dated March 31, 2006

10.36	Amendment to 2002 Stock Option Plan, dated June 13, 2006

10.37	Exchange of Senior Subordinated Secured Convertible Notes, dated May 3, 2006

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to Modtech Holdings, Inc.’s Registration Statement on Form S-4 filed with the Commission on October 27, 1998 (Commission File No. 333-69033).

(2)	Incorporated by reference to Modtech Holdings, Inc.’s Form 10-K filed with the Commission on March 15, 2004 (Commission File No. 000-25161).

(3)	Incorporated by reference to Modtech Holdings, Inc.’s Form 10-Q filed with the Commission on November 12, 2004 (Commission File No. 000-25161).

(4)	Incorporated by reference to Modtech, Inc.’s Registration Statement on Form S-1 filed with the Commission on June 6, 1990 (Commission File No. 033-35239).

(5)	Incorporated by reference to Modtech Holdings, Inc.’s Form 10-K filed with the Commission on April 1, 2002 (Commission File No. 000-25161).

(6)	Incorporated by reference to Modtech Holdings, Inc.’s Form 8-K filed with the Commission on January 3, 2005 (Commission File No. 000-25161).

(7)	Incorporated by reference to Modtech Holdings, Inc.’s Form 8-K filed with the Commission on March 2, 2005 (Commission File No. 000-25161).

(8)	Incorporated by reference to Modtech Holdings, Inc.’s Form 10-Q/A filed with the Commission on October 17, 2005 (Commission File No. 000-25161).

(9)	Incorporated by reference to Modtech Holdings, Inc.’s Form 8-K filed with the Commission on August 9, 2005 (Commission File No. 000-25161).

(10)	Incorporated by reference to Modtech Holdings, Inc.’s Form 8-K filed with the Commission on September 23, 2005 (Commission File No. 000-25161).

(11)	Incorporated by reference to Modtech Holdings, Inc.’s Form 8-K filed with the Commission on December 29, 2005 (Commission File No. 000-25161).

(12)	Incorporated by reference to Modtech Holdings, Inc.’s Form 10-K filed with the Commission on April 4, 2006 (Commission File No. 000-25161).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MODTECH HOLDINGS, INC.

Date: August 14, 2006	by:	/s/ KENNETH S. CRAGUN
Kenneth S. Cragun Chief Financial Officer and Chief Accounting Officer

	by:	/s/ DENNIS L. SHOGREN
Dennis L. Shogren President and Chief Executive Officer

MODTECH HOLDINGS, INC.

2002 EQUITY INCENTIVE PLAN
(FKA 2002 Nonstatutory Stock Option Plan)

Originally Approved August 6, 2002
As Amended January 3, 2006 and June 13, 2006

1.            Purpose. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, its Parent and Subsidiaries, by offering them an opportunity to participate in the Company's future performance through grants of Options, Restricted Stock Awards, Restricted Stock Unit Awards, Stock Bonus Awards and Stock Appreciation Rights. Capitalized terms not defined in the text of this Plan are defined in Section 20.

2.             Shares Subject to the Plan

2.1 Number of Shares Available. Subject to Sections 2.2 and 14, the total number of Shares reserved and available for grant and issuance pursuant to this Plan will be Two Million (2,000,000)1  Increased from 1 million Shares to reflect the authorization of an additional 1 million Shares for issuance under the Plan approved by the Company's stockholders on January 3, 2006. Shares and the maximum number of Shares that may be subject to all Awards granted to any one participant in any one fiscal year is 100,000. Shares that are subject to issuance upon exercise of an Award but cease to be subject to such Award for any reason other than exercise of such Award will again be available for grant and issuance in connection with future Awards under this Plan. At all times the Company shall reserve and keep available a sufficient number of Shares as shall be required to satisfy the requirements of all outstanding Awards granted under this Plan.

2.2  Adjustment of Shares. In the event that the number of outstanding Shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company without consideration, then (a) the number of Shares reserved for issuance under this Plan, and (b) the Exercise Price, of and number of Shares subject to, outstanding Awards will be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and compliance with applicable securities laws; provide, however, that fractions of a Share will not be issued but will either be replaced by a cash payment equal to the Fair Market Value of such fraction of a Share or will be rounded up to the nearest whole Share, as determined by the Committee.

3.             Eligibility. Awards may be granted to employees, officers, directors, consultants, independent contractors and advisors of the Company or any Parent or Subsidiary of the Company; provided such consultants, contractors, and advisors render bona fide services not in connection with the offer and sale of securities in a capital raising transaction.
_____________
1 Increased from 1 million Shares to reflect the authorization of an additional 1 million Shares for issuance under the Plan approved by the Company's stockholders on January 3, 2006.

1

4.             Administration.

4.1 Committee Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan. Without limitation, the Committee will have the authority to:

(a)	construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;

(b)	prescribe, amend and rescind rules and regulations relating to this Plan;

(c)	select persons to receive Awards;

(d)	determine the form and terms of Awards;

(e)	grant waivers of Plan or Award conditions;

(f)	determine the vesting and exercisability of Awards;

(g)	correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement; and

(h)	make all other determinations necessary or advisable for the administration of this Plan.

4.2 Discretion. Any determination made by the Board or Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of this Plan or Award, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Award under this Plan.

5.             Awards. All Awards granted shall be either Options, Restricted Stock Awards, Restricted Stock Unit Awards, Stock Bonus Awards or Stock Appreciation Rights. No other form of Award may be made under this Plan. The Committee will have the discretion to determine, the number of Shares subject to the Award, the Exercise Price of the Award, if any, the period during which the Award may be exercised, if required, and all other terms and conditions of the Award, subject to the following:

5.1 Options. All Options granted will be nonstatutory stock options, which are options not intended to satisfy the requirements of incentive stock options under Section 422 of the Code, or comply with the requirements for employee stock purchase plans under Section 423 of the Code.

2

5.2 Restricted Stock Awards & Restricted Stock Unit Awards. A Restricted Stock Award is a grant to a Participant of Shares where the Shares are subject to a risk of forfeiture or other restrictions that will lapse upon achievement of one or more goals relating to completion of service by the Participant or achievement of performance or other objectives, all as determined by the Committee and set forth in the Award Agreement ("Restricted Stock") A Restricted Stock Unit Award is a grant of a right to receive Shares in the future where the right to receive such Shares is subject to the same risk of forfeiture or other restrictions as set forth in the preceding sentence ("Restricted Stock Unit"). The Committee may, in its sole discretion, require a Participant to pay a purchase price for the Restricted Stock. The Committee may provide for the lapse of the restrictions on the Restricted Stock or Restricted Unit in installments and may accelerate or waive such restrictions, in whole or in part, based on length of service, performance or such other factors or criteria as the Committee may determine.

Unless the Award Agreement provides otherwise, holders of Shares of Restricted Stock shall have the right to vote such Shares and receive any dividends declared or paid with respect to such Shares; provided, however, that such dividends must be reinvested in Shares of Restricted Stock. All distributions made with respect to Restricted Stock as a result of any stock split, stock dividend, reverse stock split, merger, reorganization, combination of shares or other similar transaction shall be subject to the restrictions of the original Award Agreement.

The Company may retain custody of any certificates evidencing Restricted Stock during the Restricted Period and the Participant may not sell, transfer, pledge, exchange, or otherwise dispose of Restricted Stock during the Restricted Period.

Unless the Award Agreement provides otherwise, holders of a Restricted Stock Unit have no rights as stockholders of the Company as a result of such Restricted Stock Unit.

5.3  Stock Bonus Awards. A Stock Bonus Award is a grant of Shares or a right to receive Shares (which may consist of Restricted Stock) that is made upon the achievement of performance goals or other objectives during a specified period as set forth in the Award Agreement or that is contingent upon the achievement such goals or objectives. The Committee will determine the number of Shares to be awarded to the Participant and whether some or all of such Shares will be Restricted Stock. If the Stock Bonus Award is being earned upon the satisfaction of performance goals pursuant to the Award Agreement, then the Committee will determine: (a) the nature, length and starting date of any period during which performance is to be measured (the APerformance Period@) for each Stock Bonus Award; (b) the performance goals and criteria to be used to measure the performance, if any; (c) the number of Shares that may be awarded to the Participant, and (d) the extent to which such Stock Bonus Awards have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Based Awards that are subject to different Performance Periods and different performance goals and other criteria. The number of Shares may be fixed or may vary in accordance with such performance goals and criteria as may be determined by the Committee. The Committee may adjust the performance goals applicable to the Performance Based Stock Awards to take into account changes in law and accounting or tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships.

3

5.4 Stock Appreciation Rights. A Stock Appreciation Right is an Award that entitles the Participant to receive in cash or Shares value equal to or otherwise based on the excess of (a) the Fair Market Value of a specified number of Shares at the time of exercise over the Fair Market Value of such Shares on the date of the Award. Settlement of Stock Appreciation Rights may be made in Shares (valued at their Fair Market Value at the time of exercise), in cash, or in a combination thereof, as determined in the discretion of the Committee and set forth in the Award Agreement. Stock Appreciation Rights that may be settled all or partially in cash may have such additional provisions as the Committee deems necessary to comply with Section 409A of the Code.

5.5 Form of Award Grant. Each Award granted under this Plan will be evidenced by a written Award Agreement, which will be in such form and contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan.

5.6 Date of Grant. The date of grant of an Award will be the date on which the Committee makes the determination to grant such Award, unless otherwise specified by the Committee. The Award Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Award.

5.7 Vesting Period. Each Award will vest (which includes the lapsing of restrictions or risks of forfeiture) and become exercisable (to the extent the Award must be exercised) within the times or upon the events determined by the Committee as set forth in the Award Agreement governing the Award. The Committee may provide for Awards to vest at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.8 Exercise Price. The Exercise Price of any Award that requires payment for Shares will be determined by the Committee when the Award is granted and may be not less than 100% of the Fair Market Value of the Shares on the date of grant, except in the case of a Restricted Stock Award or Restricted Stock Unit Award. Payment for the Shares purchased may be made in accordance with Section 6 of this Plan.

5.9 Method of Exercise. Awards that are subject to being exercised may be exercised only by delivery to the Company of a written exercise agreement (the AExercise Agreement@) in a form approved by the Committee (which need not be the same for each Participant), stating the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding the Participant's investment intent and access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws and the terms of the Award Agreement, together with payment in full of the Exercise Price for the number of Shares being purchased.

4

5.10 Performance-Based Compensation. From and after the date on which compensation paid pursuant to the Plan becomes subject to the deduction limitation of Section 162(m) of the Code, the Committee may designate whether any Award is intended to be "performance-based compensation" as that term is used in Section 162(m). Any Award that is designated as intended to be "performance-based compensation" shall be conditioned on achievement of any one or more of the following Performance Measures: (a) earnings or earnings per share (whether on a pre-tax, after tax, operational or other basis), (b) return on equity, (c) return on assets or net assets, (d) return on capital or invested capital and other related financial measures, (e) cash flow, (f) revenues, (g) income or operating income, (h) expenses or expense levels, (i) one or more operating ratios, (j) stock price, (k) total stockholder return, (l) market share, (m) operating profit, (n) profit margin, (o) capital expenditures, (p) net borrowing, debt leverage levels, (q) the accomplishment of mergers, acquisitions, dispositions, public offerings, or similar extraordinary business transactions, (r) net asset value per share, (s) sales growth (in general, by type of product, by type of customer or otherwise), (t) asset growth, (u) cost or expense reductions, (v) introduction or conversion of product brands, (w) achievement of specified management business objectives, or (x) economic value added. Performance Measures may be stated either on an absolute or relative basis , may include positive results, maintaining the status quo or limiting economic losses, and may be based on the performance of an individual Participant, the Company as a whole, or any Parent, Subsidiary, division, department, region, function or business unit of the Company in which the Participant is employed.

For Awards intended to be "performance-based compensation" under Section 162(m) of the Code, the grant of the Awards and the establishment of the Performance Measures shall be made during the period required under such Code section.

Awards that are intended to be conditioned upon achievement of one or more Performance Measures may not be adjusted upward, but the Committee may adjust the Awards downward to the extent provided in the Award Agreement. The Committee may not change the Performance Measures without stockholder approval, unless permitted under applicable laws and regulations.

5.11 Termination. Except as otherwise determined by the Committee and set forth in the Award Agreement:

(a)
If a Participant with a Stock Bonus Award is terminated during a Performance Period for any reason, then such Participant will be entitled to payment with respect to a Stock Bonus Award only to the extent earned as of the date of Termination in accordance with the Award Agreement.

5

(b)
If the Participant is Terminated for any reason except death, Disability or Cause, then the Participant may exercise their Award, if such Award requires exercise, by the Participant, no later than three (3) months after the Termination Date, but only to the extent that such Award would have been exercisable upon the Termination Date, and in any event, no later than the expiration date of the Award. In the case of a Restricted Stock Award or Restricted Stock Unit Award, the right to any Shares that are still subject to a risk of forfeiture or other restrictions shall immediately terminate. The Participant shall have no further rights with respect to the unvested Shares of Restricted Stock including, without limitation, the right to vote the Shares or receive dividends with respect to the Shares.

(c)
If the Participant is Terminated because of the Participant's death or Disability (or the Participant dies within three (3) months after a Termination other than because of the Participant's death or disability), then (i)the Participant's Award may be exercised only to the extent that such Award would have been exercisable by the Participant on the Termination Date and must be exercised by the Participant (or the Participant's legal representative or authorized assignee) no later than twelve (12) months after the Termination Date, but in any event no later than the expiration date of the Award, and (ii) Restricted Stock Awards and Restricted Stock Unit Awards shall fully vest on the date of death or Disability if vesting is based solely on continued service, but if vesting is based in whole or in part on performance, Restricted Stock Awards and Restricted Stock Unit Awards shall be immediately terminated to the extent not yet vested.

(d)
Notwithstanding (a), (b) and (c) above, if the Participant is Terminated for Cause, any Award not vested in full (and fully exercised if subject to being exercised) prior to such termination will be deemed automatically canceled and may not further vest or be further exercised on or after the Termination Date. The Committee may, in its discretion, waive the provisions of this paragraph (d) and allow the Participant to exercise the Award to the extent vested on the Termination Date until the earlier of the expiration of the Award or 30 days after the Termination Date.

5.12 Limitations on Exercise. The Committee may specify a reasonable minimum number of Shares that must be purchased on any exercise of an Award provided that such minimum number will not prevent the Participant from exercising the Award for the full number of Shares for which it is then exercisable.

5.13 Modification. Extension or Renewal. The Committee may modify, extend or renew outstanding Awards and authorize the grant of new Awards in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Award previously granted. The Committee may reduce the Exercise Price, if any, of outstanding Awards without the consent of the Participants affected by a written notice to them; provided, however that the Exercise Price may not be reduced below the minimum Exercise Price that would be permitted under Section 5.8 of this Plan for Awards granted on the date the action is taken to reduce the Exercise Price.

6

6.             Payment for Share Purchases.

6.1 Payment. Payment for Shares purchased pursuant to this Plan may be made in cash (by check) or, where expressly approved for the Participant by the Committee and where permitted by law:

(a)	by cancellation of indebtedness of the Company to the Participant;

(b)	by surrender of shares of common stock of the Company that are acceptable to the Committee;

(c)	by tender of a full recourse promissory note having such terms, including security for the note, as the Committee may determine, or as may be required by law;

(d)	by waiver of compensation due or accrued to the Participant for services rendered;

(e)	provided that a public market for the Company's stock exists:

(1)
through a Asame day sale@ commitment from the Participant and a broker-dealer that is a member of the National Association of Securities Dealers (an ANASD Dealer@) whereby the Participant irrevocably elects to exercise the Award and to sell a portion of the Shares so purchased to pay for the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

(2)
through a Amargin@ commitment from the Participant and a NASD Dealer whereby the Participant irrevocably elects to exercise the Award and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

(f)	by any combination of the foregoing, or by such other method as is approved by the Committee and otherwise permitted by law.

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6.2 Loan Guarantees. The Committee may help the Participant pay for Shares purchased under this Plan by authorizing a guarantee by the Company of a third-party loan to the Participant.

7.             Withholding Taxes.

7.1 Withholding Generally. Whenever Shares are to be issued in satisfaction of Awards granted under this Plan, the Company may require the Participant to remit to the Company an amount sufficient to satisfy federal, state, and local withholding tax requirements prior to the delivery of any certificate or certificates for such Shares.

7.2 Stock Withholding. When, under applicable tax laws, a Participant incurs tax liability in connection with the exercise or vesting of any Award that is subject to tax withholding and the Participant is obligated to pay the Company the amount required to be withheld, the Committee may allow the Participant to satisfy the minimum withholding tax obligation by electing to have the Company withhold from the Shares to be issued that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld, determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose will be made in writing in a form acceptable to the Committee and will be subject to such additional restrictions as the Committee may elect to impose.

8.             Rights as a Stockholder. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant. No adjustment shall be made for dividends or distributions or other rights for which the record date is prior to the date such certificate or certificates are issued, except as provided in Section 2.2 above.

9.             Transferability. Awards granted under this Plan, and any interest therein, will not be transferable or assignable by any Participant, and may not be made subject to execution, attachment or similar process, otherwise than by will or by the laws of descent and distribution or as consistent with the specific Plan and Award Agreement provisions relating thereto. During the lifetime of a Participant, the Award will be exercisable only by the Participant, and any elections with respect to the Award, may be made only by the Participant.

10.             Certificates. All certificates for Shares delivered under this Plan will be subject to such stock transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted.

11.             Exchange of Awards. The Committee may, at any time or from time to time with the consent of the respective Participants issue new Awards in exchange for the surrender and cancellation of existing Awards. The Committee may at any time buy from a Participant an Award previously granted with payment in cash, Shares or other consideration, based on such terms and conditions as the Committee and the Participant may agree.

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12.             Securities Law and Other Regulatory Compliance. An Award will not be effective unless such Award is in compliance with all applicable federal and state securities laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and/or (b) completion of any registration or other qualification of such Shares under any state or federal law or ruling of any governmental body that the Company determines to be necessary or advisable.

13.             No Obligation to Employ. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent or Subsidiary of the Company or limit in any way the right of the Company or any Parent or Subsidiary of the Company to terminate any Participant's employment or other relationship at any time, with or without cause.

14.             Corporate Transactions.

  14 .1 Acceleration; Assumption or Replacement of Awards by Successor. Unless assumed, converted or replaced as provided for below, each Award outstanding at the time of a Corporate Transaction that is not otherwise fully vested shall automatically accelerate so that each such Award shall, immediately prior to the effective date of the Corporate Transaction, become exercisable for all of the Shares at the time subject to that Award. An outstanding Award shall not so accelerate if and to the extent: (i) such Award is, in connection with the Corporate Transaction, assumed, converted or replaced or otherwise continued in full force and effect by the successor corporation (or parent thereof) pursuant to the terms of the Corporate Transaction, (ii) such Award is replaced with a cash incentive program of the successor corporation which preserves the spread existing at the time of the Corporate Transaction on the Shares for which the Award is not otherwise at that time exercisable and provides for subsequent payout in accordance with the same vesting schedule applicable to those Shares or (iii) the acceleration of such Award is subject to other limitations imposed by the Committee at the time of it was granted. Immediately following the consummation of the Corporate Transaction, all outstanding Awards shall terminate and cease to be outstanding, except to the extent assumed by the successor corporation (or parent thereof) or otherwise expressly continued in full force and effect pursuant to the terms of the Corporate Transaction. Each Award which is assumed in connection with a Corporate Transaction shall be appropriately adjusted, immediately after such Corporate Transaction, to apply to the number and class of securities which would have been issuable to the Participant in consummation of such Corporate Transaction had the Award been exercised immediately prior to such Corporate Transaction. Appropriate adjustments to reflect such Corporate Transaction shall also be made to (i) the Exercise Price payable per Share under each outstanding Award, provided the aggregate Exercise Price payable for such securities shall remain the same, and (ii) the maximum number and/or class of securities available for issuance over the remaining term of the Plan. The Committee may at any time provide that one or more Awards will automatically accelerate in connection with a Corporate Transaction, whether or not those Awards are assumed or otherwise continued in full force and effect pursuant to the terms of the Corporate Transaction. Any such Award shall accordingly become exercisable, immediately prior to the effective date of such Corporate Transaction, for all of the Shares at the time subject to that Award.

9

 14.2 Other Treatment of Awards. Subject to any greater rights granted to the Participants under the foregoing provisions of this Section 14, in the event of the occurrence of any transaction described in Section 14.1, any outstanding Awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, sale of assets or other Acorporate transaction.@

 14.3 Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either; (a) granting an Award under this Plan in substitution of such other company's award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the exercise price and the number and nature of Shares issuable upon exercise of any such award will be adjusted appropriately). In the event the Company elects to grant a new Award rather than assuming an existing award, such new Award may be granted with a similarly adjusted Exercise Price.

15.             Adoption and Stockholder Approval. This Plan was adopted by the Board effective as of March 5, 2002. The Board may at its discretion seek stockholder approval of this Plan, if it determines that such approval is required by law, The Nasdaq Stock Market Marketplace Rules, or is otherwise necessary or desirable.

16.             Term of Plan. The Plan shall be unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any Awards under it are outstanding.

17.             Amendment or Termination of Plan. The Board may at any time terminate or amend the Plan without the approval of the stockholders of the Company, unless such approval is required by law (including Section 16(b) of the Exchange Act), The Nasdaq Market Marketplace Rules, or otherwise. Notwithstanding the foregoing, no amendment or termination may, in the absence of written consent by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment or termination is adopted by the Board; provided that adjustments pursuant to Section 2.2 and 14 shall not require the consent of any Participant.

10

18.             Nonexclusivity of the Plan. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

19.             Section 409A. Any Award that is subject to Section 409A of the Code and does not comply with the provisions thereof necessary to avoid the imposition of taxes, penalties and interest under such section shall be deemed amended to the minimum extent necessary to comply with such provisions, unless the Committee, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code.

20.             Definitions.

AAward@ means any award granted under this Plan, including any Option, Restricted Stock Award or Stock Bonus Award.

AAward Agreement@ means, with respect to each Award, the signed written agreement between the Company and the Participant setting forth the terms and conditions of the Award.

ABoard@ means the Board of Directors of the Company.

ACode@ means the Internal Revenue Code of 1986, as amended.

"Cause" means a finding by the Committee of acts or omissions constituting, in the Committee’s reasonable judgment, (a) a breach of duty by the Participant in the course of his employment involving fraud, acts of dishonesty (other than inadvertent acts or omissions), disloyalty to the Company, or moral turpitude constituting criminal felony; (b) conduct by the Participant that is materially detrimental to the Company, monetarily or otherwise, or reflects unfavorably on the Company or the Participant to such an extent that the Company’s best interests reasonably require the termination of the Participant’s employment; (c) acts or omissions of the Participant materially in violation of his obligations under any written employment or other agreement between the Participant.

ACommittee@ means a committee of the Board comprised of two or more Anon-employee directors@ within the meaning of Rule 16b-3 of the Exchange Act appointed to administer this Plan, or if no such committee is appointed, the Board. The Committee may consist of persons who are not Anon-employee directors@ within the meaning of Rule 16b-3 if the Awards are approved by the Board or stockholders, or if the Awards may not be exercised for at least 6 months from the date of grant. During all times that the Company is subject to Section 16 of the Exchange Act, the Company will take appropriate steps to comply with the administration requirements of Section 16(b) of the Exchange Act.

11

ACompany@ means Modtech Holdings, Inc., a Delaware corporation, or any successor corporation.

"Corporate Transaction” means:

(a)
a merger or consolidation in which securities possessing more than fifty percent (50%) of the total combined voting power of the outstanding securities of the Company are transferred to a person or persons different from the person or persons holding those securities immediately prior to such transaction, or

(b)	the sale, transfer or other disposition of all or substantially all of the assets of the Company in complete liquidation or dissolution of the Company.

ADisability@ means a disability, whether temporary or permanent, partial or total, within the meaning of Section 22(e) (3) of the Code, as determined by the Committee.

AExchange Act@ means the Securities Exchange Act of 1934, as amended.

"Exercise Agreement" is defined in Section 5.9 above.

AExercise Price@ means the price at which a holder of an Award may purchase the Shares issuable upon exercise of the Award.

AFair Market Value@ means, as of any date, the value of a share of the Company's Common Stock determined as follows:

(a)
if such Common Stock is then quoted on the Nasdaq National Market, its closing price on the Nasdaq National Market on the date of determination (if such day is a trading day), and, if such date of determination is not a trading day, then on the last trading day prior to the date of determination;

(b)
if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the last trading day prior to the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading;

(c)
if such Common Stock is publicly traded but is not quoted on the Nasdaq National Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the last trading day prior to the date of determination; or

12

(d)	if none of the foregoing is applicable, by the Committee in good faith.

AOption@ means an Award of an option to purchase Shares pursuant to Section 5.1.

AParent@ means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if at the time of the granting of an Award under this Plan, each of such corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

AParticipant@ means a person who receives an Award under this Plan.

"Performance Measures" are those standards set forth in Section 5.10 on which Awards of "performance-based compensation" as defined in Section 162(m) of the Code must be based.

“Performance Period” is defined in Section 5.3.

APlan@ means this Modtech Holdings, Inc. 2002 Equity Compensation Plan, as amended from time to time.

"Restricted Period" means the period established by the Committee with respect to a Restricted Stock Award or Restricted Stock Unit Award during which the Award remains subject to forfeiture or other restrictions.

"Restricted Stock" means Shares that are subject to a risk of forfeiture or other restrictions that will lapse upon the occurrence of an event or passage of time, or both, as set forth in Section 5.2.

"Restricted Stock Award" means an Award of Restricted Stock pursuant to Section 5.2.
"Restricted Stock Unit" means the right to acquire Shares which right is subject to a risk of forfeiture or other restrictions that will lapse upon the occurrence of an event or passage of time, or both, as set forth in Section 5.2

"Restricted Stock Unit Award" means an Award of Restricted Stock Units pursuant to Section 5.2.

ASEC@ means the Securities and Exchange Commission.

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ASecurities Act@ means the Securities Act of 1933, as amended.

AShares@ means shares of the Company's Common Stock and any successor security.
"Stock Appreciation Rights" means an Award pursuant to Section 5.4.

"Stock Bonus Award" means an Award of Shares pursuant to Section 5.3.

ASubsidiary@ means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of granting of the Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

 ATermination@ or ATerminated@ means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide services as an employee, director, consultant, independent contractor or advisor to the Company or a Parent or Subsidiary of the Company, except in the case of sick leave, military leave, or any other leave of absence approved by the Committee, provided that such leave is for a period of not more than ninety (90) days, or reinstatement upon the expiration of such leave is guaranteed by contract or statute. The Committee will have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which the Participant ceased to provide services (the ATermination Date@).

14

MODTECH HOLDINGS, INC.
Exchange of Senior Subordinated Secured Convertible Notes
TERMS AND CONDITIONS OF EXCHANGE TRANSACTION

May 3, 2006

Issuer:	Modtech Holdings, Inc. (the "Company").

Holder:	Amphora Limited ("Amphora").

Exchange:
In a transaction to take effect as of May 4, 2006, $8,333,333.33 principal amount of Senior Subordinated Secured Convertible Notes which would otherwise be subject to repurchase by the Company at the option of the Holder on August 31, 2006 (the "Notes") shall be exchanged (the "Exchange") for a number of the Company's common shares equal to the sum of (a) the quotient of the principal amount of the Notes divided by the Conversion Price of the Notes in effect as of closing of the Exchange (the "Conversion Shares") plus (b) the quotient of (x) $1,750,000.00 divided by (y) the price at which the Holder sells 400,000 of the Company's common shares pursuant to a trade confirmation entered into prior to the closing of the Exchange (such sale by the Holder, the "Pre-Exchange Sale", and such quotient of (x) divided by (y), "Exchange Shares"), the sale of the common shares by the Holder being referred to as the "Common Stock Sale." The Conversion Shares will be delivered in accordance with the terms of the Notes as if the conversion date were the date of the closing of the Exchange.

The Exchange Shares will be issued by the Company in consideration for early conversion by the Holder. To the extent the Exchange cannot be consummated in its entirety due to the application of the Maximum Percentage, as provided in the Notes and the Warrant to Purchase Common Stock issued by the Company to Amphora on December 30, 2004 (such circumstance, a "Conversion Limitation"), the Holder will have the option to effect the remainder of the Exchange in whole or in part at such time or times as such Conversion Limitation no longer applies (the amount of Conversion Shares to be delivered at any such time to be determined with reference to the market price of the Company's common shares at such time, as provided in the Notes) by delivering notice of such election to the Company, settlement of which will occur on the third trading day following the Company's receipt of Amphora's election notice. The Notes that are not subject to the Exchange shall remain outstanding and the terms of such Notes shall remain unchanged.

Reduction of Letter of Credit Amount:	The Letter of Credit Amount shall be reduced by $5,000,000 in accordance with the terms of the Note as if the Company had achieved the Profitability Target on an Optional Redemption Date.

Documentation of Exchange:	The Exchange will by documented on terms reasonably satisfactory to Amphora and the Company.

Regulatory Approvals:	In the event that any regulatory approval, stockholder approval or other consents are required in connection with the Exchange, the Company shall use its best efforts to obtain such approvals as quickly as possible following the Exchange and any failure to obtain the requisite approvals to consummate the Exchange will result in cash payment to the Holder by the Company of $1,750,000.00 in lieu of delivery of the Exchange Shares.

Public Disclosure:	Prior to completion of the Exchange, this document and the documents associated with the transaction will not be disclosed to any parties other than the Company and its advisors without the prior written consent of Amaranth, except as may be required by law or to satisfy regulatory requirements. Promptly following execution of this Term Sheet and prior to the Pre-Exchange Sale by the Holder, the Company shall file a Current Report on Form 8-K announcing the Exchange and describing the material details thereof.

Costs and Expenses:
The Company will be responsible for all costs and expenses incurred by Amaranth, including all legal fees and disbursements in connection with this Term Sheet and the documentation and implementation of the transaction irrespective of whether the transaction contemplated herein closes.

Binding Obligation:
This document is intended to summarize the terms that will be provided in the definitive documentation relating to the Exchange. This document shall be binding and irrevocable upon the Company. Amaranth may withdraw or modify this Agreement at any time prior to the filing by the Company of the Current Report on Form 8-K referred to in "Public Disclosure" above.

MODTECH HOLDINGS, INC	AMPHORA LIMITED, BY AMARANTH ADVISORS L.L.C.

By: /s/ Dennis L. Shogren Name: Dennis L. Shogren Title: Chief Financial Officer	By: /s/ James G. Glynn Name: James G. Glynn Title: Authorized Signatory

Exhibit 31.1

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Dennis L. Shogren, certify that:

1	I have reviewed this quarterly report on Form 10-Q of Modtech Holdings, Inc.;

2
Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3
Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant’s internal control over financial reporting; and

5
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

By:	/s/ DENNIS L. SHOGREN
Dennis L. Shogren
President and Chief Executive Officer
August 14, 2006

Exhibit 31.2

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Kenneth S. Cragun, certify that:

1	I have reviewed this quarterly report on Form 10-Q of Modtech Holdings, Inc.;

2
Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3
Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonable likely to materially affect, the registrant’s internal control over financial reporting; and

5
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

By:	/s/ KENNETH S. CRAGUN
Kenneth S. Cragun
Chief Financial Officer and Chief Accounting Officer
August 14, 2006

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies, in his capacity as Chief Executive Officer of Modtech Holdings, Inc. (the “Company”), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that based on his knowledge:

•
the Quarterly Report of the Company on Form 10-Q for the quarter ended June 30, 2006, (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

•	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 14, 2006

By:	/s/ DENNIS L. SHOGREN
Dennis L. Shogren
President and Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies, in his capacity as Chief Financial Officer of Modtech Holdings, Inc. (the “Company”), for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that based on his knowledge:

•
the Quarterly Report of the Company on Form 10-Q for the quarter ended June 30, 2006, (the “Report”) fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

•	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 14, 2006

By:	/s/ KENNETH S. CRAGUN
Kenneth S. Cragun
Chief Financial Officer and Chief Accounting Officer